EXHIBIT 99.2

VICINITY MOTOR CORP.

Management Discussion and Analysis

For the three and nine months ended September 30, 2023

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Vicinity Motor Corp. (“Vicinity”, “VMC” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Vicinity’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2023, (including notes) (the “financial statements”) which are prepared in condensed format in accordance with International Financial Reporting Standards (“IFRS”) as applicable to the preparation of interim statements, including International Accounting Standard 34, Interim Financial Reporting. The unaudited condensed interim financial statements should also be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2022, which have been prepared in accordance with IFRS. Readers are cautioned that this MD&A contains forward-looking statements and actual events may vary from management’s expectations. Vicinity’s public disclosure statements are available on SEDAR PLUS at www.sedarplus.ca. This MD&A has been prepared as of November 10, 2023. All amounts are in thousands of US dollars, except share and per share information or where otherwise noted.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding anticipated vehicle deliveries, future sales, vehicle market acceptance, warranty claims and strategic partnerships, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Vicinity; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices and supply for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, market prices and supply for parts and materials, the success of Vicinity’s operational strategies, the vehicle assembly facility in the State of Washington being capable of operating in the manner intended by management, the effect of the COVID-19 pandemic and other macro economic factors on supply chain recovery to pre-pandemic levels, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

About Vicinity

Vicinity Motor Corp. is a Canadian company that is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with manufacturing partners to supply its flagship electric, compressed natural gas (“CNG”) and clean-diesel Vicinity buses and the VMC 1200 electric truck.

The Company’s common shares are publicly traded on the TSX Venture Exchange (“TSXV”) under the symbol “VMC”, on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VEV” and on the Frankfurt Stock Exchange (the “FSE”) under the symbol “6LGA”.

Third Quarter and Subsequent Highlights

●	Order backlog as of September 30, 2023 exceeded $150 million, of which electric vehicles accounted for over 75%.

●	Securing new VMC 1200 distribution agreements to establish new dealerships in strategic markets across Canada, including one new dealership in Quebec, with several additional currently in the LOI stage with agreements currently being finalized.

●	Partnered with automated driving software platform provider ADASTEC to create an SAE Level-4 automated Vicinity Lighting EV transit bus (the Vicinity Autonomous Lightning EV) for the North American market, signing agreements to deploy a vehicle at both Michigan State University and the Buffalo Niagara Medical Campus in mid-2024.

●	Secured new orders for four (4) Vicinity™ Classic Clean Diesel Buses from the Village of New Square, New York and four (4) Vicinity™ Classic Clean Diesel Buses from Simcoe County, Ontario, marking Simcoe’s 7th re-order from Vicinity.

●	Extended the maturity of a CAD$10.3 million debt due October 2023 by one year with final payment due October 2024.

●	Revenue for the three months ended September 30, 2023 of $6,491 compared to $1,515 for the three months ended September 30, 2022.

●	Deliveries of twenty-six (26) Vicinity trucks and eight (8) Vicinity buses for the three months ended September 30, 2023 compared to deliveries of two (2) Vicinity buses for the three months ended September 30, 2022.

●	Net loss for the three months ended September 30, 2023 of $4,389 compared to net loss of $7,354 for the three months ended September 30, 2022.

●	Adjusted EBITDA loss for the three months ended September 30, 2023 of $1,943 compared to an adjusted EBITDA loss of $2,677 for the three months ended September 30, 2022 (see “Non-GAAP and Other Financial Measures”).

●	Revenue for the nine months ended September 30, 2023 of $13,957 compared to $16,440 for the nine months ended September 30, 2022.

●	Deliveries of sixty-five (65) Vicinity trucks and eleven (11) Vicinity buses for the nine months ended September 30, 2023 compared to deliveries of forty-two (42) Vicinity buses, and one (1) bus from the lease pool for the nine months ended September 30, 2022.

●	Net loss for the nine months ended September 30, 2023 of $7,525 compared to net loss of $14,120 for the nine months ended September 30, 2022.

●	Adjusted EBITDA loss for the nine months ended September 30, 2023 of $3,687 compared to an adjusted EBITDA loss of $6,014 for the nine months ended September 30, 2022 (see “Non-GAAP and Other Financial Measures”).

The Company reports results for the three months ended September 30, 2023 including deliveries of twenty-six (26) Vicinity trucks and eight (8) Vicinity buses, revenue of $6,491, net loss of $4,389 and gross profit of $511 which was 8% of revenue (see “Non-GAAP and Other Financial Measures”). Results for the three months ended September 30, 2022 included deliveries of two Vicinity buses, revenue of $1,515, net loss of $7,445 and gross margin loss of $234 which was (15%) of revenue (see “Non-GAAP and Other Financial Measures”). The gross margin for the three months ended September 30, 2022 was negatively affected by product mix and the low volume of buses delivered. Consistent with the rest of the automotive industry, shipping difficulties and global supply chain disruptions in the availability of certain bus components delayed a large portion of 2022 and 2023 expected deliveries.

Business Overview

Corporate Update

“The third quarter was highlighted by the successful delivery of twenty-six (26) VMC 1200 electric trucks to our customer base and the continued diversification of our distribution network across North America,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “Currently, in addition to our recently announced new dealerships in Quebec, we have several additional LOIs in place to formalize new EV-specific dealerships, expanding the VMC 1200 sales and service coverage in strategic markets across Canada. Our new partners have strong fleet services know-how that supports local business and government customers - making them well suited to drive the future electrification of their client’s commercial fleets. Our new dealerships will target an underserved market with a compelling product at an extremely attractive price point, which is further reduced through Canadian federal and provincial rebates.

“During the quarter we partnered with automated driving software platform provider ADASTEC to create an SAE Level-4 automated Vicinity Lighting EV transit bus, the Vicinity Autonomous Lightning EV, for the North American market. The collaboration marks a substantial leap in the realm of transportation, with a strong emphasis on automated, connected, and shared solutions – driving innovation, accessibility, and sustainability. The partnership brings together our expertise in medium-duty, accessible, fully electrified low-floor transit vehicles with ADASTEC’s SAE Level-4 automated driving software platform. Together, we aim to revolutionize the mobility sector and make a lasting impact on communities and passengers. To this end, we signed agreements with Michigan State University and the Buffalo Niagara Medical Campus to deploy initial Vicinity Autonomous Lightning Electric transit buses.

“Turning to the transit bus business, this side of the business continues to help grow our backlog and serve as a foundational building block of our revenue mix. Our seventh order with Simcoe County, Ontario illustrated our commitment to building long-term, multi-order relationships and why we continue to serve as the dominant Canadian supplier in the mid-sized heavy-duty bus market. A new purchase with the Village of New Square, New York demonstrates our ability to serve both large public transportation systems and small communities, fulfilling immediate needs and positioning us to address an incredibly wide variety of customer needs.

“To support demand, our new U.S. manufacturing campus in Ferndale, Washington began production during the quarter to tackle the fulfillment of our growing order backlog which, as of September 30th, exceeded US$150 million. We celebrated its opening with a grand opening ceremony attended by Washington Governor Jay Inslee. The facility is designed to meet our current and future production needs for both buses and Class 3 VMC 1200 electric trucks. With a recently added $9.0 million credit facility for Ferndale with EDC, complementing a previous $30 million credit facility, we now have greater financial flexibility to invest in Vicinity’s next phase of growth.

“Looking ahead, we are aggressively building out our VMC 1200 dealer network continent-wide and ramping up production in our Ferndale facility to address the significant demand for this exciting new product. With improving margins, a growing sales funnel and strong backlog, we are positioning Vicinity for future success. We continue to see strong macro-economic tailwinds, with commercial EV adoption continuing to accelerate, supported by generous incentives throughout Canada. To seize this opportunity, we will remain laser-focused on scaling production in Ferndale in the fourth quarter and beyond, executing against our robust US$150+ million order backlog. I look forward to continued operational execution in the quarters to come as we strive to create sustainable, long-term value for my fellow shareholders,” concluded Trainer.

Recent Developments

In February 2023, VMC announced the closing of a new $30 million credit facility to be used for up to 100% of eligible production costs for the VMC 1200 truck. VMC also announced the renewal of an asset based lending facility for $10 million for use with bus orders.

In February 2023, VMC announced the signing of a dealer network development services agreement with Dealer Solutions Mergers and Acquisitions (“DSMA”) to enhance North American market penetration for its VMC 1200 electric trucks.

During the three months ended March 31, 2023, VMC issued 925,667 common shares at prices ranging from $0.87 to $1.01 per share for net proceeds of $824 through its “at-the-market” equity distribution program approved in 2021.

In May 2023, VMC announced the closing of a new $9 million credit facility with EDC to be used for operating costs and equipment purchases in the recently completed manufacturing facility in Ferndale, Washington.

In May 2023, VMC announced an order of forty-two (42) buses from Transdev for delivery in 2024 to be used in the greater Montreal, Quebec area.

In September 2023, VMC announced an order from Simcoe County, Ontario, Canada for four Vicinity™ Classic buses marking the County’s 7th re-order from Vicinity.

In September 2023, VMC announced the amendment and extension of a CAD$ 10.3 million debenture with principal being repaid in quarterly tranches starting in April of 2024 and ending in October of 2024. Along with the amendment, VMC cancelled 1 million warrants issued to the lender and issued 1.5 million new warrants.

In September 2023, VMC announced an order from the Village of New Square, New York for four (4) Vicinity™ Classic buses.

In September 2023, VMC announced the signing of a distribution agreement for VMC 1200 EV trucks with Quebec based owners of Lussier Chevrolet Buick GMC Ltd with an initial order of 25 trucks and a first year sales target of 100 trucks.

In October 2023, VMC announce a partnership with ADASTEC for automated transit buses to create an SAE Level-4 automated Vicinity Lighting EV transit bus, the Vicinity Autonomous Lightning EV, for the North American market. VMC also announced orders from Michigan State University and the Buffalo Niagara Medical Campus to deploy initial Vicinity Autonomous Lightning Electric transit buses.

Supply Chain Update

Consistent with other manufacturing and automotive companies, VMC continues to experience delays from some suppliers and shipping companies due to ongoing supply chain shortages related to bus production, which has affected deliveries originally scheduled for delivery in 2021 and into 2022 and 2023. Sales activity, for both the pipeline and order book, has strengthened significantly during 2021 and 2022 for future deliveries. The Company’s manufacturing partners are operating and currently producing to meet the Company’s needs. Although deliveries may be delayed, purchase orders are firm and will be delivered when product is made available and once the Company can work its way through delayed production backlog. We continue to work with our customers to communicate ongoing supply chain issues to manage expected delivery timelines.

Our supply chain is currently working to provide us with the necessary components, although delayed in certain circumstances, for production and aftermarket part sales. Even though supply chains have improved from prior years, the Company continues to experience longer lead times of key components resulting in production related inefficiencies.

The Company is working through supply chain concerns and remains well-positioned to serve its customers. We continue to monitor the industry and supply chain issues closely and we are responding swiftly and effectively to protect the interests of our stakeholders. We are confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationships position us well to navigate the current environment.

Outlook

Management expects to maintain its strong market segment leadership position for mid-size heavy duty buses in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for their applications and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Vicinity to prosper. Even with the challenges remaining from ongoing supply chain disruptions for bus manufacturing, the outlook for Vicinity, including significant growth in the U.S., remains very positive. The supply chain for the VMC 1200 truck has been more insulated from global disruptions than the problems VMC has experienced with the availability of bus components.

Order activity for deliveries in 2023 and beyond remains strong across Vicinity product lines, including the Vicinity Lightning™ EV and the newly announced VMC 1200 trucks. The demand for the VMC 1200 electric truck has exceeded expectations with a solid pipeline of further orders expected to be finalized and announced in the near future. The addition of a partnership with DSMA will enhance VMC 1200 market penetration in North America through DSMA’s existing dealer relationships and automotive industry knowledge.

Our newly constructed U.S. manufacturing facility in Ferndale, Washington, has now been completed and the facility is operational. The Company received its certificate of occupancy in March 2023 with the installation of electrical components that were delayed through supply chain issues. VMC has finalized the certification of the new facility as a Foreign Trade Zone to manage any potential duties during the manufacturing process. The facility will be used for the manufacturing of both buses and EV trucks for sale in North America.

Funding announcements in both the U.S. and Canada have shown a commitment to improving transit through investing heavily in transit and zero emission transit solutions. In the U.S. the Infrastructure Investment and Jobs Act (“IIJA”), the successor to the Fixing America’s Surface Transportation Act (“FAST Act”), is a $1.2 trillion infrastructure bill that includes increased funding for transit, specifically for the purchase of low or zero emission vehicles and investments to modernize existing transit systems. Orders for EV buses are anticipated to strengthen through to 2025 with the expected funding from this program. The IIJA provides $86.9 billion in funding for the Federal Transit Administration (“FTA”) over five years. The FTA funds up to 80% of the cost of qualifying “Buy America” buses.

The Canadian government has committed CAD$17.6 billion in new spending through 2027 that will go towards a “green recovery” for Canadian public transit and announced aggressive emissions reductions targets with a goal to be net-zero by 2050.

The VMC 1200 is eligible for both Canadian federal and provincial rebates currently being offered for commercial electric vehicles. The federal rebate is currently CAD$40 thousand per vehicle with the provincial rebates varying across the country. Currently, the provincial rebates for commercial electric vehicles in British Columbia and Quebec are the highest with rebates of up to 33% of MSRP, or CAD$51 thousand, in BC, and CAD$60 thousand to CAD$85 thousand per vehicle, depending on the battery size, in Quebec.

Although the proposed legislations and funding announcements from the Canadian and U.S. governments are encouraging for the transit industry, the Company does not yet know how or when all proposed funds will materialize and the expected impact on financial performance of the Company.

Our Company has shifted the majority of its business to zero emission vehicles through the expansion of our product lines with the addition of the 100% zero emission electric Vicinity Lightning™ bus and the introduction of the 100% electric trucks to our product lineup to reduce the Company’s exposure to periods of inconsistent quarterly revenues from the bus industry. The Vicinity heavy duty “Classic” bus is planned for electrification in 2024, with potential deliveries in late 2024 or early 2025, which will place Vicinity in an excellent position to capture market share as the demand for zero emissions buses grows. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a robust low floor accessible bus to replace their cutaways and internal combustion engine propelled heavy duty buses. Our first Vicinity Lightning™ EV buses are currently in production for initial customers. Our Vicinity 1200 trucks are in production and available to fill high volume demands for the electric truck markets. The first Vicinity 1200 trucks were delivered in November of 2022.

As with the entire global manufacturing industry, VMC is exposed to increased inflation with respect to parts and raw materials purchased by the Company. VMC has already ordered the majority of components for current builds or has fixed pricing in place to reduce the short term exposure. Future impacts for higher input costs will be mitigated through higher pricing for new bids or purchase price index (“PPI”) provisions in multiyear contracts.

Aftermarket parts sales are expected to continue to increase as Vicinity’s bus fleets get older and new vehicles are placed into service.

Tariffs, Invasion of Ukraine, Conflict in the Middle East, and COVID-19

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthen our U.S.-based operations and component sourcing.

There have been no significant direct impacts to date on supply chains related to the Russian invasion of Ukraine and the conflict in the Middle East. VMC does not have direct suppliers based in either Russia, Ukraine, or the Middle East, but additional supply delays may arise as the conflict progresses if component supplies of our suppliers are affected.

Lingering disruptions from COVID-19 continue to have ongoing effects on the supply chain for certain critical components. The medium and long-term recovery of the Company’s end markets from the COVID-19 pandemic are currently unknown but are expected to be dependent on manufacturing and supply chain capabilities, and economic activity.

Non-GAAP and Other Financial Measures

The non-GAAP and other financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP and other financial measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure – Adjusted EBITDA

Adjusted EBITDA does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, certain non-recurring and/or non-operating income and expenses and share based compensation. Adjusted EBITDA should not be construed as an alternative for revenue or net loss determined in accordance with IFRS. The Company believes that adjusted EBITDA is a meaningful metric in assessing the Company’s financial performance and operational efficiency.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended September 30, 2023	3 months ended September 30, 2022	9 months ended September 30, 2023	9 months ended September 30, 2022
(US dollars in thousands – unaudited)	$	$	$	$
Net loss	(4,389)	(7,445)	(7,525)	(14,120)
Add back
Stock based compensation	70	250	459	712
Interest	1,520	589	3,160	1,775
Gain on modification of debt	(492)	—	(492)	(803)
Change in fair value of embedded derivatives	129	—	(25)	—
Foreign exchange (gain) loss	872	3,098	(182)	3,882
Amortization	347	731	909	2,213
Income tax	—	91	9	300
Loss on disposal of property and equipment	—	9	—	27
Adjusted EBITDA	(1,943)	(2,677)	(3,687)	(6,014)

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended September 30, 2023	Three months ended December 31, 2022
(US dollars in thousands – unaudited)	$	$
Current Assets	34,933	18,146
Current Liabilities	27,908	16,573

Working Capital	7,025	1,573

Supplementary financial measure – gross margin as a percentage of revenue

Gross margin as a percentage of revenue is a supplementary financial measure calculated as gross profit divided by revenue, expressed as a percentage.

Summary of Quarterly Results

The following selected financial information is derived from unaudited quarterly financial statements of the Company. The information is stated in US dollars.

(US dollars in thousands, except earning per share -unaudited)	Q3 2023 $	Q2 2023 $	Q1 2023 $	Q4 2022 $	Q3 2022 $	Q2 2022 $	Q1 2022 $	Q4 2021 $
Revenue	6,491	4,816	2,649	2,035	1,515	11,742	3,183	2,330
Gross profit (loss)	511	1,593	473	(560)	(234)	1,024	210	(316)
Net loss	(4,389)	(701)	(2,436)	(3,828)	(7,445)	(3,789)	(2,887)	(4,782)
Basic and diluted earnings (loss) per share	(0.10)	(0.02)	(0.05)	(0.08)	(0.19)	(0.10)	(0.08)	(0.14)

Cash and cash equivalents	1,969	7,264	1,783	1,622	1,115	9,357	11,016	4,402
Working capital	7,025	6,775	2,716	1,573	2,075	8,250	8,664	1,405
Total assets	72,576	68,327	56,522	55,032	58,272	65,762	73,268	53,993
Non-current financial liabilities	13,918	10,094	4,176	1,627	7,962	8,349	1,035	347

Variability of revenues, gross profit (loss), and net income (loss) over the past 8 quarters is mainly driven by the timing and delivery of buses and electric trucks.

Three and Nine Months Ended September 30, 2023 Earnings Review

(US dollars in thousands, except earnings per share -unaudited)	Three months ended September 30, 2023 $	Three months ended September 30, 2022 $

Revenue	6,491	1,515
Gross profit (loss)	511	(234)
Net loss	(4,389)	(7,445)
Basic and diluted earnings (loss) per share	(0.10)	(0.19)

Revenue

Revenue for the three months ended September 30, 2023 was $6,491 compared to $1,515 for the three months ended September 30, 2022, representing a 328% increase mainly due to product mix. This represented deliveries of twenty-six (26) trucks and eight (8) buses versus two (2) buses in the previous period.

Gross Profit

Gross profit for vehicle sales and other revenue for the three months ended September 30, 2023 was $511 or a gross margin of 8% of revenue as compared to the three months ended September 30, 2022, which had a gross loss of $234 or negative 15% of revenue (see “Non-GAAP and Other Financial Measures”). The higher margins realized in 2023 are mainly a result of a product mix that has shifted more towards electric trucks, which generally have a higher margin than most traditional buses sold by VMC. Shipping difficulties and global supply chain disruptions in the availability of certain bus components delayed a large portion of expected deliveries during 2022 and into 2023.

Net Loss

Net loss for the three months ended September 30, 2023, was $4,389 compared to a net loss of $7,445 for the three months ended September 30, 2022. Net loss decrease of $3.1 million for the three months ended September 30, 2023 compared to prior year was mainly due to higher gross profits realized from the sale of EV trucks compared to buses sold in the prior year and $2.2 million due to less foreign exchange loss realized in 2023 compared to 2022. Foreign exchange losses were mainly the result of translation of intercompany balances between VMC entities for consolidation purposes and do not represent a cash gain in the periods.

(US dollars in thousands, except earnings per share -unaudited)	9 months ended September 30, 2023 $	9 months ended September 30, 2022 $

Revenue	13,957	16,440
Gross profit	2,578	999
Net loss	(7,525)	(14,120)
Basic and diluted earnings (loss) per share	(0.17)	(0.37)

Revenue

Revenue for the nine months ended September 30, 2023 was $13,957 compared to $16,440 for the nine months ended September 30, 2022, representing a 15% decrease. This represented deliveries of sixty-five (65) trucks and eleven (11) buses versus deliveries of forty-two (42) buses, and one (1) bus from the lease pool in the previous period.

Gross Profit

Gross profit for vehicle sales and other revenue for the nine months ended September 30, 2023 was $2,578 or 18% of revenue as compared to the nine months ended September 30, 2022, which had a gross profit of $999 or 6% of revenue (see “Non-GAAP and Other Financial Measures”). The gross profit for the nine months ended September 30, 2023 was positively affected by an expired warranty adjustment of $922 during the period. Excluding these adjustments, the gross margin for the nine months ended September 30, 2023 would have been 12%. The higher margins realized in 2023 are mainly a result of a product mix that has shifted more towards electric trucks, which generally have a higher margin than most traditional buses sold by VMC. Shipping difficulties and global supply chain disruptions in the availability of certain bus components delayed a large portion of expected bus deliveries during 2022 and into 2023.

Net Loss

Net loss for the nine months ended September 30, 2023, was $7,525 compared to a net loss of $14,120 for the nine months ended September 30, 2022. Net loss decreased for the nine months ended September 30, 2023, mainly as a result of higher gross profits on sales ($1.6M), and a foreign exchange gain for the nine months ended September 30, 2023 that was $4.1M higher than the nine months ended September 30, 2022. Foreign exchange gains were mainly the result of translation of intercompany balances between VMC entities for consolidation purposes and do not represent cash gains.

Liquidity and Selected Cash Flow Items

(US dollars in thousands - unaudited)	September 30, 2023 $	December 31, 2022 $

Cash and cash equivalents	1,969	1,622
Working capital	7,025	1,573
Total assets	72,576	55,032
Non-current financial liabilities	13,918	1,627

Vicinity has working capital of $7,025 as of September 30, 2023 compared to working capital at December 31, 2022 of $1,573 (see “Non-GAAP and Other Financial Measures”). Working capital has increased due to cash received mainly from the issuance of a new term loan entered into in May of 2023. During the three months ended September 30, 2023, Vicinity reclassified a portion of the unsecured debentures from current to long-term liabilities on extension of the debt. Vicinity had a cash and cash equivalents balance of $1,969 as at September 30, 2023 compared to $1,622 as at December 31, 2022.

Cash used in operating activities during the nine months ended September 30, 2023 was $19,008 compared to cash used of $5,222 during the nine months ended September 30, 2022. The decrease of $13,786 from the previous year was mainly due to the change in non-cash working capital items. In the nine months ended September 30, 2023, the main changes in non-cash working capital were for inventory build up for future sales in the next 12 months with $8,127 used for prepaids and deposits and $3,760 related to inventory purchases. The cash used in operations before non-cash working capital adjustments and taxes and interest paid was $2,320 for the nine months ended September 30, 2023 and $6,132 in cash used for the nine months ended September 30, 2022.

For the nine months ended September 30, 2023, investing activities used cash of $1,626 compared to the nine months ended September 30, 2022, where investing activities used cash of $9,955. The decrease of cash used of $8,329 from the previous year was due to decreased spending on the Company’s new manufacturing facility in Ferndale, Washington for the nine months ended September 30, 2023, as the spending at the facility was substantially completed in March of 2023.

For the nine months ended September 30, 2023, financing activities provided cash of $21,018 compared to the nine months ended September 30, 2022, where financing activities provided cash of $12,243. Proceeds from convertible debt, the credit facility and a term loan in 2023 resulted in the increase of cash provided for the nine months ended September 30, 2023.

In February 2023, the Company obtained $30 million in credit commitments from Royal Bank of Canada and Export Development Canada to fund production of the Company’s VMC 1200 class 3 electric trucks. The facility will expire in February 2024 and may be renewed on a yearly basis at the discretion of the lenders. As at September 30, 2023, $9,597 has been drawn on this facility (note 5). The Company also has an asset-based lending facility from Royal Bank of Canada for C$10 million that expires in February 2024 (note 5). The Company also has convertible debt of C$4 million plus interest that matures September 27, 2024 (note 9) and unsecured debentures of C$11,948 (note 8) at September 30, 2023 that is repayable with C$2,987 principal payments due in both April and July of 2024, with the remainder and interest payable due on October 4, 2024.

Based on the Company’s cash on hand and working capital; its forecasted sales and resulting cash flows for the next twelve months; the expected renewal of the $30 million credit commitments and C$10 million asset-based lending facility in February 2024, as well as the repayments of the convertible debentures and the unsecured debentures, the Company estimates that it will have sufficient liquidity to meet its working capital requirements for at least the next twelve months from September 30, 2023.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, short-term loans and convertible debt. The carrying amounts of cash and cash equivalents, trade and other receivables, accounts payable, the credit facility, and short-term loans approximate fair value due to their short term nature. The embedded derivatives related to the convertible debt are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments. The fair value of the host debenture as at September 30, 2023 is $2,290 if it was a standalone instrument.

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and

●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, credit facility, and short-term loans to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the credit facility lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in note 5 and note 10 of the financial statements.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt.

Commitments

The Company entered into a production agreement with its manufacturers whereby the parties have agreed to a specified production volume. Future payments as at September 30, 2023 are $35,408 with the majority expected to be paid within the next 12 months.

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Nine months ended	Nine months ended
	September 30, 2023	September 30, 2022
Salaries and Benefits	$678	$925
Share based payments	425	687
	$1,103	$1,612

During the nine months ended September 30, 2023 the Company paid $184 in lease payments to a company owned by the Chief Executive Officer. $190 was recognized as depreciation and interest expense on the right of use asset and lease liability.

During the nine months ended September 30, 2022 the Company paid $158 in lease payments to a company owned by the Chief Executive Officer. $155 was recognized as depreciation and interest expense on the right of use asset and lease liability.

Balances with key management and other related parties are:

As at September 30, 2023, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $3 (September 30, 2022 - $1).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements. For significant estimates and judgements refer to note 2 of the consolidated financial statements for the year ended December 31, 2022 and note 2 of the unaudited interim condensed consolidated financial statements.

Fair value of embedded derivatives

During the current period the Company entered into the convertible debt arrangement and accordingly the following are new estimates and judgements. The Company is required to determine the fair value of embedded derivatives. Fair value of embedded derivatives are determined using valuation techniques and require estimates of as at the reporting period date as the financial instruments are not traded in an active market as disclosed in note 9 of the unaudited interim condensed consolidated financial statements.

Recent Accounting Pronouncements

There were no recent accounting pronouncements adopted by the Company.

Segment Information

Allocation of revenue to geographic areas for the single segment is as follows:

	Nine months ended September 30, 2023			Nine months ended September 30, 2022
	Canada	USA	Total	Canada	USA	Total
	$	$	$	$	$	$
Bus Sales	2,109	1,352	3,461	7,912	4,270	12,182
Truck Sales	6,703	—	6,703	—	—	—
Vehicle Sales	8,812	1,352	10,164	7,912	4,270	12,182

Spare part sales	3,062	597	3,659	3,599	532	4,131
Operating lease revenue	25	109	134	—	127	127
Other revenue	3,087	706	3,793	3,599	659	4,258

Total Revenue	11,899	2,058	13,957	11,511	4,929	16,440

During the nine months ended September 30, 2023, the Company had sales of $4,163 and $2,510 to two end customers, representing 30% and 18% of total sales, respectively. During the nine months ended September 30, 2022, the Company had sales of $5,962, $4,653, and $1,581 to three end customers representing 36%, 28% and 10% of total sales, respectively.

Outstanding Share Data

All share and per share amounts are reflective of the share consolidation. Issued and outstanding as of the date of this report is as follows:

45,667,706 common shares

8,073,082 warrants

1,116,458 deferred share units

1,075,827 stock options